UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                November 10,
2020

  Via E-mail

  Steven A. Rosenblum, Esq.
  Wachtell, Lipton, Rosen & Katz
  51 West 52nd Street
  New York, NY 10019

           Re:     Cracker Barrel Old Country Store , Inc.
                   Additional Definitive Soliciting Materials
                   Filed November 9, 2020
                   File No. 001-25225

  Dear Mr. Rosenblum:

           We have reviewed your filing and have the following comment.

  1.       Please refer to the press release included in this filing. We note
your description of ISS   s
           conclusion with respect to the election of your nominees, including Mr. Johnson. We also
           note your recommendation and support for Mr. Johnson   s election,
which includes a
           reference to his efforts and success as chairman of the Nominating and Corporate
           Governance Committee of the board. Revise your press release to
describe ISS   s position
           with respect to Mr. Johnson   s election, namely that ISS recommends
the withholding of
           votes for Mr. Johnson in connection with ISS   s view that the board
has an    apparent lack
           of restaurant brand management experience.

           You may contact me at (202) 551-3619 with any questions.

                                                                Sincerely,


                                                                /s/ Daniel F.
Duchovny
                                                                Daniel F.
Duchovny
                                                                Special Counsel
                                                                Office of
Mergers and Acquisitions